TORYS LLP

NEW YORK TORONTO

0501031З

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

August 5, 2005

By Courier

SUPPL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Penn West Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34902

On behalf of our client, Penn West Energy Trust (the "Trust"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Trust's news release, dated August 3, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Todd Takeyasu
Penn West Petroleum Ltd.
Allan R. Twa
Jeffrey T. Oke
Burnet, Duckworth & Palmer LLP

File No. 82-34902

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Penn West Energy Trust conference call and webcast announcement

CALGARY, Aug. 3 /CNW/ - Penn West Energy Trust is scheduled to release second quarter financial results on Friday, August 5, 2005 before market opening. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

Date: Friday, August 5, 2005

Time: 9:00 a.m. M.T.

Call: 800-796-7558 Toll Free North America
416-640-4127 Toronto Area

Replay: 877-289-8525, passcode 21130980 followed by the pound key
416-640-1917, passcode 21130980 followed by the pound key
(recording available to August 12, 2005 inclusive)

Webcast:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1175020

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

%SEDAR: 00001973E

/For further information: please contact: PENN WEST ENERGY TRUST, Suite 2200, 425 - First Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403) 777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com, E-mail: investor_relations(at)pennwest.com; William Andrew, President, Phone: (403) 777-2502/
(PWT.UN.)

CO: Penn West Energy Trust

CNW 16:37e 03-AUG-05